UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( )	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
Benjamin E. Traub
103 - 4338 Main Street, Suite 905
Whistler, British Columbia
Canada V0N 1B4

2. Issuer Name and Ticker or Trading Symbol
Immulabs Corp. (IMLB)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
05/2001

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
( ) Director ( ) 10% Owner ( ) Officer (give title below) (x) Other (specify below)
Former Officer, Director and 10% Owner

7. Individual or Joint/Group Filing (Check Applicable Line) ( ) Form filed by One Reporting Person (x) Form filed by More than One Reporting Person

TABLE I
________________________________________________________________________________
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
______________________________________________________________________________

1. Title of Security	2. Transaction Date (Month/ Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (d)			5. Amount of Securities Beneficially Owned at End of Month	6. Ownership Form Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
		Code	V	Amount	(A) or (D)	Price
Immulabs Corporation	05/18/01	G		551,352	D	$ -0-	0	D
Immulabs Corporation	05/18/01	G		600,000	D	$ -0-	0	I	By Wealthy Investor Network, Inc.

/s/ Benjamin E. Traub	June 1, 2001
**Signature of Reporting Person	Date

Individually and as President of Wealthy Investor Network , Inc.

**International misstatements or omissions of fact constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficent, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

JOINT FILER INFORMATION
Name:	Wealthy Investor Network, Inc.
Address:	103- 4338 Main St., Suite 905 Whistler, BC Canada V0N 1B4
Designated Filer:	Benjamin E. Traub
Issuer & Ticker Symbol:	Immulabs Corporation (IMLB)
Statement For	05/2001